FS ENERGY AND POWER FUND II

201 ROUSE BOULEVARD

PHILADELPHIA, PENNSYLVANIA 19112

(215) 495-1150

April 16, 2015

VIA EDGAR

James O’Connor, Esquire

Senior Counsel

Christina DiAngelo Fettig

Senior Staff Accountant

Laura Hatch

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC  20549

Re:                             FS Energy and Power Fund II

Application for Withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2

File Number 333-195237

Dear Mr. O’Connor and Mses. Fettig and Hatch:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, FS Energy and Power Fund II (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-195237) filed by the Company with the Commission on March 2, 2015 (the “Post-Effective Amendment”).

The Company confirms that no securities have been issued pursuant to the Post-Effective Amendment.

The principal purpose for filing the Post-Effective Amendment was to change the Company’s single entity structure to a master-feeder structure.  The Company is re-evaluating the master-feeder structure in light of the application for multiple share class exemptive relief that was filed by the Company and certain of its affiliates with the Commission on October 24, 2014.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Post-Effective Amendment be issued by the Commission. Please contact James A. Lebovitz of Dechert LLP at (215) 994-2510 if you have any questions.

Very truly yours,

FS ENERGY AND POWER FUND II

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President and Chief Executive Officer